EXHIBIT 1

## JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.


Dated:  **2/3/2026**


ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By: <u>Gregory K. Ramirez *</u>

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: <u>Gregory K. Ramirez *</u>


*By: <u>  /s/ Gregory K. Ramirez</u>
  Gregory K. Ramirez
  Executive Vice President of Artisan Partners Asset Management Inc.
  Vice President of Artisan Investments GP LLC